FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of August 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2010

2.	Confirmation Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 31, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2010

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Three months ended June 30, 2009	Three months ended June 30, 2010	Year ended March 31, 2010
Revenue	(Mil yen)	363,595	314,016	1,356,751
Net revenue	(Mil yen)	298,359	259,824	1,150,822
Income before income taxes	(Mil yen)	31,421	6,470	105,247
Net income attributable to Nomura Holdings, Inc. (“NHI”) Shareholders	(Mil yen)	11,420	2,322	67,798
Total equity	(Mil yen)	1,556,464	2,111,898	2,133,014
Total assets	(Mil yen)	27,539,700	33,935,100	32,230,428
Total NHI shareholders’ equity per share	(Yen)	589.32	572.10	579.70
Net income attributable to NHI shareholders per share—basic	(Yen)	4.37	0.63	21.68
Net income attributable to NHI shareholders per share—diluted	(Yen)	1.81	0.63	21.59
Total NHI shareholders’ equity as a percentage of total assets	(%)	5.6	6.2	6.6
Cash flows from operating activities	(Mil yen)	(259,076)	(1,539,268)	(1,500,770)
Cash flows from investing activities	(Mil yen)	(94,616)	(91,373)	(269,643)
Cash flows from financing activities	(Mil yen)	250,386	1,293,619	2,176,530
Cash and cash equivalents at end of the period	(Mil yen)	531,580	665,074	1,020,647
Number of employees		25,730	27,393	26,374

1	The selected consolidated financial data are stated in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).
2	Total NHI shareholders’ equity per share and Total NHI shareholders’ equity as a percentage of total assets are calculated using the U.S. GAAP based Total NHI shareholders’ equity.
3	Taxable transactions relating to the consumption tax and local consumption tax are not included.
4	As the quarterly consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (“Company”) and its 635 consolidated subsidiaries (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the three months ended June 30, 2010. The consolidated subsidiaries included variable interest entities which were newly consolidated by the adoption of Accounting Standards Update (“ASU”) No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” (“ASU 2009-17”) from this quarter. See Note 2. “New accounting pronouncements recently adopted and future accounting developments” for further information.

There were 17 affiliated companies which were accounted for by the equity method as of June 30, 2010.

4. Employees

Number of employees on consolidation as of June 30, 2010	27,393 (4,313)

The number of employees presented above represents full-time employees. The figure in parentheses represents average number of part-time employees during the current period who have not been included in the number of full-time employees.

Item 2. Operating and Financial Review

1. Risk Factors

There is no significant change in our Risk Factors for the three months ended June 30, 2010.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥259.8 billion, non-interest expenses of ¥253.4 billion, income before income taxes of ¥6.5 billion, and net income attributable to NHI Shareholders of ¥2.3 billion for the three months ended June 30, 2010.

The breakdown of Net revenue and Non-interest expenses on the consolidated statements of operations are as follows.

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Commissions	¥102,024	¥118,078
Brokerage commissions	57,863	56,181
Commissions for distribution of investment trust	39,505	55,659
Other	4,656	6,238
Fees from investment banking	29,729	20,366
Underwriting and distribution	20,900	14,095
M&A / financial advisory fees	8,573	6,157
Other	256	114
Asset management and portfolio service fees	30,331	34,854
Asset management fees	26,523	30,813
Other	3,808	4,041
Net gain on trading	121,132	59,969
Gain (loss) on private equity investments	(2,139)	(946)
Net interest	(6,809)	21,565
Gain (loss) on investments in equity securities	9,801	(10,343)
Other	14,290	16,281

Net revenue	¥298,359	¥259,824

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Compensation and benefits	¥138,081	¥122,087
Commissions and floor brokerage	20,043	23,681
Information processing and communications	40,160	44,253
Occupancy and related depreciation	21,992	22,511
Business development expenses	6,256	7,159
Other	40,406	33,663

Non-interest expenses	¥266,938	¥253,354

Business Segment Information

Results by business segment are noted below. In April 2010, we established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking and the Merchant Banking divisions. Also we realigned our reportable segments to reflect how we operate and manage our business. This realignment consisted of merging the Global Markets, the Investment Banking and the Merchant Banking segments and realigning our businesses into the Retail, the Wholesale and the Asset Management segments. We disclose business segment information in accordance with this structure from the first quarter commencing on April 1, 2010.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of operations are set forth in Item 5. Financial Information, 1. Consolidated Financial Statements, Note 13. “Segment and geographic information”.

Net revenue

	Three months ended June 30, 2009 (Mil Yen)	Three months ended June 30, 2010 (Mil Yen)
Retail	¥95,380	¥110,959
Asset Management	18,650	18,119
Wholesale	211,720	108,609
Other (Incl. elimination)	(37,139)	32,730

Total	¥288,611	¥270,417

Non-interest expenses

	Three months ended June 30, 2009 (Mil Yen)	Three months ended June 30, 2010 (Mil Yen)
Retail	¥67,521	¥73,216
Asset Management	13,521	13,220
Wholesale	158,458	149,755
Other (Incl. elimination)	27,438	17,163

Total	¥266,938	¥253,354

Income (loss) before income taxes

	Three months ended June 30, 2009 (Mil Yen)	Three months ended June 30, 2010 (Mil Yen)
Retail	¥27,859	¥37,743
Asset Management	5,129	4,899
Wholesale	53,262	(41,146)
Other (Incl. elimination)	(64,577)	15,567

Total	¥21,673	¥17,063

Certain prior period amounts have been reclassified to conform to the current quarter presentation.

Retail

Net revenue was ¥111.0 billion, due primarily to increases in commissions for distribution of investment trusts. Non-interest expenses were ¥73.2 billion and income before income taxes was ¥37.7 billion. Under the challenging market condition, we continued to facilitate business focusing on providing consulting services to meet the customers’ needs, and as a result, the sales of investment trusts were increased. Retail client assets were ¥68.4 trillion as of June 30, 2010, a ¥5.1 trillion decrease from March 31, 2010, due primarily to market depreciation of equity securities in accordance with the declines of the Nikkei Stock Average.

Asset Management

Net revenue was ¥18.1 billion. Non-interest expenses were ¥13.2 billion and income before income taxes was ¥4.9 billion. Assets under management were ¥22.2 trillion as of June 30, 2010, a ¥1.2 trillion decrease from March 31, 2010, due primarily to stock market depreciation and yen appreciation.

Wholesale

Net revenue was ¥108.6 billion, due primarily to the decreases in trading revenue. Non-interest expenses were ¥149.8 billion and loss before income taxes was ¥41.1 billion.

Global Market

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Net revenue	¥187,128	¥96,425
Non-interest expenses	124,862	122,767

Income (loss) before income taxes	62,266	(26,342)

Net revenue was ¥96.4 billion, due primarily to the decreases in trading revenue in association with the financial markets turbulence in Europe, despite the increases in the stock and bond related transactions with customers. Non-interest expenses were ¥122.8 billion and loss before income taxes was ¥26.3 billion.

Investment Banking

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Investment Banking (Gross)	¥37,995	¥29,045
Allocation to other divisions	(12,322)	(13,224)
Investment Banking (Net)	25,673	15,821
Other	(1,081)	(3,637)

Net revenue	24,592	12,184
Non-interest expenses	33,596	26,988

Income (loss) before income taxes	(9,004)	(14,804)

Net revenue was ¥12.2 billion, due primarily to the weakness of equity finance associated with the adverse market environment and seasonal factors. Non-interest expenses were ¥27.0 billion and loss before income taxes was ¥14.8 billion.

Other Operating Results

Other operating results include net gain (loss) on trading related to economic hedging transactions, realized gain (loss) on investments in equity securities, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the three months ended June 30, 2010 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, of ¥9.0 billion, the positive impact of its own creditworthiness on derivative liabilities, which resulted in gain of ¥4.4 billion and the gains from changes in counterparty credit spread of ¥0.5 billion. Net revenue was ¥32.7 billion, non-interest expenses were ¥17.2 billion and income before income taxes was ¥15.6 billion for the three months ended June 30, 2010.

Geographic Information

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 13. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic region.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resource”.

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and monoline insurers in the normal course of business.

Securitization Products

Our exposure to securitization products mainly consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of June 30, 2010.

	Millions of yen
	June 30, 2010
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities (“CMBS”)	¥7,124	¥—	¥18,289	¥57,005	¥82,418
Residential mortgage-backed securities (“RMBS”)	3,362	—	20,445	286,202	310,009
Commercial real estate-backed securities	31,405	—	—	—	31,405
Other securitization products	38,532	581	23,993	60,966	124,072

Total	¥80,423	¥581	¥62,727	¥404,173	¥547,904

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financing rather than sale under Accounting Standards Codification (“ASC”) 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure.
(2)	We have ¥32,418 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of June 30, 2010.
(3)	The balance excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”).

The following table provides our exposure to CMBS by geographical region and external credit rating of the underlying collateral as of June 30, 2010.

	Millions of yen
	June 30, 2010
	AAA	AA	A	BBB	BB	B	Not rated	GNMA(1)	Total
Japan	¥2,244	¥1,368	¥598	¥—	¥256	¥—	¥2,658	¥—	¥7,124
Europe	674	3,498	1,574	1,029	1,360	184	9,970	—	18,289
Americas	19,236	3,961	17,127	6,364	3,162	680	5,145	1,330	57,005

Total	¥22,154	¥8,827	¥19,299	¥7,393	¥4,778	¥864	¥17,773	¥1,330	¥82,418

(1)	“GNMA” refers to Government National Mortgage Association.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd., or Rating and Investment Information, Inc. as of June 30, 2010.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table provides our exposure to leveraged finance by geographic location of the target company as of June 30, 2010.

	Millions of yen
	June 30, 2010
	Funded	Unfunded	Total
Japan	¥5,755	¥1,641	¥7,396
Europe	85,451	2,600	88,051

Total	¥91,206	¥4,241	¥95,447

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with VIEs, see Item 5. Financial Information 1. Consolidated Financial Statements, Note 6. “Securitization and Variable Interest Entities (“VIEs”)”.

Exposure to Monoline Insurers (financial guarantors)

The following table provides our gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating of structured credit trading business of Global Markets in Europe. The table does not include the fully reserved or hedged exposures.

	Millions of U.S. dollars
	June 30, 2010
Monoline insurers by credit rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
Non-investment grade	$5,839	$1,992	$1,633	$359	$74

Total	$5,839	$1,992	$1,633	$359	$74

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of June 30, 2010.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, we also had $189 million of debt securities as of June 30, 2010 guaranteed by monoline insurers, which are like utility bonds. The estimated fair value of the wrap included in the carrying value of these debt securities is not significant.

2) Fair value for financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

The proportion of Level 3 financial assets within the financial assets measured at fair value (excluding derivatives assets) was 6% as of June 30, 2010 as listed below:

	Billions of yen
	June 30, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial Assets measured at Fair Value (Excluding derivative assets)	8,574	5,968	895	—	15,437	6%
Derivative, Assets	735	18,853	649	(18,150)	2,087
Derivative, Liabilities	829	18,888	636	(18,118)	2,235

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 5. Financial Information 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” and Note 4. “Derivative instruments and hedging activities” regarding to the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consideration of correlation of price movement among the products

2) Records of VaR

	Billions of yen
	June 30, 2010	March 31, 2010
Equity	¥2.0	¥2.6
Interest rate	4.2	4.4
Foreign exchange	7.6	10.5

Sub-total	13.8	17.5
Diversification benefit	(4.4)	(5.0)

Value at Risk (VaR)	¥9.4	¥12.5

	Billions of yen
	Three months ended June 30, 2010
	Maximum	Minimum	Average
Value at Risk (VaR)	¥13.6	¥9.4	¥11.3

(4) Qualitative Disclosures about Market Risk

1) Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established “Structure for Ensuring Appropriate Business”, which is a principle from the Board of Directors. Within this principle the “Structure for Regulations and others regarding Management of Risk Loss” was established and in accordance with these structures, we are constantly seeking to upgrade the risk management expertise and strengthen and enhance risk management capability.

2) Global Risk Management Structure

Governance

We have independent units responsible for appropriate financial resources allocation and risk management (i.e. Group Controllers’ Department, Group Finance Department, Group Treasury Department and Group Risk Management Department).

Within these units, the Group Risk Management Department assists the Chief Risk Officer with implementing the risk management framework and supervising risks.

Risks are supervised through establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of the risk management framework, and measuring and analyzing the risks of the entire group. In particular, the Group Risk Management Department establishes and enhances all risk management policies and rules, gathers necessary information for risk management and implements risk management policies. The Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by the Group Internal Audit Department.

We have established two key Risk Management Committees at the group level. The Group Integrated Risk Management Committee (“GIRMC”) reports to the Board of Directors and Executive Management Board and discusses significant risk related matters including regulatory issues, matters related to our debt structure and capital policy, and implementation and updating of important risk management policies and procedures. The Global Risk Management Committee (“GRMC”) reports to the GIRMC. It has the delegated authority from the GIRMC to approve transactions with significant high risk profiles and monitors risk concentration within Nomura and discusses strategic risk allocation.

Definition and Types of Risk Managed

“Risks” are defined as i) potential erosion of the Nomura Group’s capital base due to unexpected losses from business operations, ii) potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions and iii) potential failure of revenues to cover expenses due to deterioration of earnings environment or deterioration of efficiency or effectiveness of business operations.

We classify the risks to be managed as follows.

•	Market Risk

•	Credit Risk

•	Country Risk

•	Operational Risk

•	System Risk

•	Liquidity Risk

•	Business Risk

We regard the risks measured comprehensively by quantitative methods as economic capital and use this as a principal reference for assessment of capital adequacy, capital allocation and risk management.

Risk Control

Our regional front office businesses play significant roles on day-to-day risk control. These units are best placed to rapidly respond to changing market conditions and the needs of business in each region. However, risk is managed within limits and guidelines set by the Risk Management Division.

Risk Management Division is in charge of defining and embedding risk management policies and procedures and communicates key risks to senior management and the GIRMC on a regular basis.

(5) Liquidity and Capital Resource

Liquidity

Overviews

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies designed to achieve our primary liquidity objective. These include (1) ensuring sufficient long term debt to meet our cash capital needs; (2) maintenance of liquidity portfolios comprising cash and highly liquid unencumbered securities that can be converted into cash to meet our immediate liquidity requirements; (3) diversification of funding sources by currency, products, investor base and maturity in order to minimize reliance on any one source; (4) contingency funding plan and committed, unsecured credit facilities.

The Executive Management Board has the authority to make decisions concerning the group’s liquidity management. The Chief Financial Officer (CFO) has operational authority and responsibility over the Nomura Group’s liquidity management based on decisions made by the Executive Management Board. CFO and Global Treasury are responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision making bodies.

1) Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This enables us to fund the firm for periods of at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

i.	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

ii.	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

iii.	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

iv.	Commitments to lend to external counterparties based on the probability of drawdown.

v.	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the group company level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among group companies.

2) Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

3) Unsecured Funding Management. We manage the overall level of unsecured funding and set the internal limits on the additional amount of unsecured funding available across the Company. The availability of unsecured funding is set by the Executive Management Board, and monitored closely by Global Treasury.

4) Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move among us.

We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from:

i.	Upcoming maturities of unsecured debt (maturities less than 1 year)

ii.	Potential buybacks of our outstanding debt

iii.	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

iv.	Normal business volatility

v.	Cash and collateral outflows in the event of a stress event

5) Maintain Committed Bank Facilities. In addition to our liquidity portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are evenly distributed throughout the year in order to prevent excessive maturities of facilities in any given period. Whilst the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw these facilities. We do not take these funding sources into consideration of our internal model to be more conservative, but maintain the access to those sources. We may occasionally test the effectiveness of our drawdown procedures.

6) Maintenance and testing our Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity events. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. The CFP has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide events. We also have access to operations at central banks such as Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are important tools in mitigating contingent risk from market disruptions.

Since November 2009, we have revised the CFP to further integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. Under the revised CFP, we monitor our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios. Such stress scenarios are in turn tailored to the liquidity requirements in view of the risk appetite formulated by the Global Integrated Risk Management Committee, our risk management body functioning under the supervision of the Board of Directors and the Executive Management Board. Where the liquidity requirements are not met as a result of the stress test, the CFP specifies an action plan depending on the nature of the contingency.

Cash Flow

Cash and cash equivalents’ balance as of June 30, 2010 and as of June 30, 2009 were ¥665.1 billion and ¥531.6 billion respectively. Net cash used in operating activities for the three months ended June 30, 2010 and June 30, 2009 amounted to ¥1,539.3 billion and ¥259.1 billion respectively due to a fluctuation of net trading balances (Net of Trading assets and Trading liabilities). Net cash used in investing activities for the three months ended June 30, 2010 amounted to ¥91.4 billion due to an increase of Non-trading debt securities and for the three months ended June 30, 2009 amounted to ¥94.6 billion due to an increase of Bank loans. Net cash provided by financing activities for the three months ended June 30, 2010 and June 30, 2009 amounted to ¥1,293.6 billion and ¥250.4 billion due to an increase of borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of June 30, 2010, was ¥33,935.1 billion, an increase of ¥1,704.7 billion compared to ¥32,230.4 billion as of March 31, 2010, reflecting an increase in Collateralized agreements and Trading assets. Total liabilities as of June 30, 2010, were ¥31,823.2 billion, an increase of ¥1,725.8 billion compared to ¥30,097.4 billion as of March 31, 2010, this was mainly due to an increase in Collateralized financing and Long term borrowings. Total NHI shareholders’ equity as of June 30, 2010 was ¥2,101.8 billion, a decrease of ¥25.2 billion compared to ¥2,126.9 billion as of March 31, 2010, due to a decrease in Accumulated other comprehensive income (loss). Our leverage ratio as of June 30, 2010 increased to 16.1 times from 15.2 times as of March 31, 2010.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continually review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

The following table provides our NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	(billions of yen, except ratios)
	June 30, 2010		March 31, 2010
NHI shareholders’ equity	¥2,101.8		¥2,126.9
Total assets(1)	33,935.1		32,230.4
Adjusted assets(2)	21,172.6		19,763.2
Leverage ratio(3)	16.1	x	15.2	x
Adjusted leverage ratio(4)	10.1	x	9.3	x

(1)	Total assets exclude securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratio as of March 31, 2010 and June 30, 2010.
(2)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(3)	Leverage ratio equals total assets divided by NHI shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted assets divided by NHI shareholders’ equity.

Consolidated Regulatory Requirements

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerate Guideline.

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we comply by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of June 30, 2010, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 23.3%

The following table presents the Company’s consolidated capital adequacy ratio as of June 30, 2010:

100 millions of yen
June 30, 2010
Qualifying Capital
Tier 1 capital	19,859
Tier 2 capital	4,996
Tier 3 capital	3,061
Deductions	589
Total qualifying capital	27,327
Risk-Weighted Assets
Credit risk-weighted assets	48,966
Market risk equivalent assets	54,198
Operational risk equivalent assets	14,067
Total risk-weighted assets	117,230
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	23.3%
Tier 1 capital ratio	16.9%

(6) Current Challenges

While financial markets remained uncertain due to concerns arising out of European sovereign credit risk, there is no significant change in our current challenges or new challenge arose for the three months ended June 30, 2010.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the total is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of June 30, 2010	Number of Issued Shares as of August 16, 2010	Trading Markets	Details
Common Stock	3,719,133,241	3,719,133,241	Tokyo Stock Exchange(*2)	1 unit is 100 shares
			Osaka Securities Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,719,133,241	3,719,133,241	—	—

1.	Shares that may have increased from exercise of stock options between August 1, 2010 and as of the submission date (August 16, 2010) are not included in the number of issued shares as of the submission date.
2.	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

(As of June 30, 2010)

Number of Stock Acquisition Right	1,227(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,227,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,332 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,332 Capital Inclusion Price ¥666

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

(As of June 30, 2010)

Number of Stock Acquisition Right	140(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	140,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

(As of June 30, 2010)

Number of Stock Acquisition Right	1,244(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,244,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,311 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,311 Capital Inclusion Price ¥656

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=					Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

(As of June 30, 2010)

Number of Stock Acquisition Right	6(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

(As of June 30, 2010)

Number of Stock Acquisition Right	233(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	233,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

(As of June 30, 2010)

Number of Stock Acquisition Right	15,103(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,510,300

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,152 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,152 Capital Inclusion Price ¥576

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

(As of June 30, 2010)

Number of Stock Acquisition Right	1,515(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	151,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

(As of June 30, 2010)

Number of Stock Acquisition Right	4,362(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	436,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

(As of June 30, 2010)

Number of Stock Acquisition Right	17,900(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,790,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,793 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,793 Capital Inclusion Price ¥1,140

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share
	=					Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

(As of June 30, 2010)

Number of Stock Acquisition Right	47(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	4,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.

2.      The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or
b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

(As of June 30, 2010)

Number of Stock Acquisition Right	7,118(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	711,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position of as an Executive or Employee, of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

(As of June 30, 2010)

Number of Stock Acquisition Right	7,553(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	755,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.      The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

(As of June 30, 2010)

Number of Stock Acquisition Right	1,130(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	113,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,940 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,940 Capital Inclusion Price ¥1,219

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

(As of June 30, 2010)

Number of Stock Acquisition Right	18,710(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,871,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,940 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,940 Capital Inclusion Price ¥1,219

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

(As of June 30, 2010)

Number of Stock Acquisition Right	5,395(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	539,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

(As of June 30, 2010)

Number of Stock Acquisition Right	218(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	21,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

(As of June 30, 2010)

Number of Stock Acquisition Right	17,758(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,775,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

(As of June 30, 2010)

Number of Stock Acquisition Right	1,523(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

(As of June 30, 2010)

Number of Stock Acquisition Right	6,954(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	695,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

(As of June 30, 2010)

Number of Stock Acquisition Right	1,100(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	110,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,333 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,333 Capital Inclusion Price ¥808

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

(As of June 30, 2010)

Number of Stock Acquisition Right	19,550(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,955,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥1,333 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,333 Capital Inclusion Price ¥808

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.
Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

(As of June 30, 2010)

Number of Stock Acquisition Right	60(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

(As of June 30, 2010)

Number of Stock Acquisition Right	30(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	3,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

(As of June 30, 2010)

Number of Stock Acquisition Right	156(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	15,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

(As of June 30, 2010)

Number of Stock Acquisition Right	6,759(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	675,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.
Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

(As of June 30, 2010)

Number of Stock Acquisition Right	80,238(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	8,023,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 1, 2011 to April 30, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥295

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 29

(As of June 30, 2010)

Number of Stock Acquisition Right	4,811(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	481,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 30

(As of June 30, 2010)

Number of Stock Acquisition Right	11,354(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,135,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 31

(As of June 30, 2010)

Number of Stock Acquisition Right	1,760(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	176,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥757 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥757 Capital Inclusion Price ¥465

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x			Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 32

(As of June 30, 2010)

Number of Stock Acquisition Right	23,955(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,395,500

The Amount to be Paid upon Exercising the Stock Acquisition Right(2)	¥757 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥757 Capital Inclusion Price ¥465

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 33

(As of June 30, 2010)

Number of Stock Acquisition Right	5,884 (1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	588,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 26, 2011 to November 25, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥297

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 34

(As of June 30, 2010)

Number of Stock Acquisition Right	22,086(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,208,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 19, 2012 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 35

(As of June 30, 2010)

Number of Stock Acquisition Right	85,056(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	8,505,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 19, 2012 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 36

(As of June 30, 2010)

Number of Stock Acquisition Right	28,780(1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,878,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 19, 2013 to May 18, 2017

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293

Conditions to Exercise of Stock Acquisition Right

1.      No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.      A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

1.	100 shares will be issued per one stock acquisition right.

(3) Exercise of moving strike bonds with subscription warrant

None

(4) Rights plan

None

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (Millions of yen)	Shareholders’ Equity (Millions of yen)	Increase/Decrease of Additional paid-in capital (Millions of yen)	Additional paid-in capital (Millions of yen)
June 30, 2010	—	3,719,133,241	—	594,493	—	524,197

(6) Major Shareholders

As the Company did not receive any copy of the Major Shareholdings Report during the current period, the Company is unaware of any change in the existing major shareholders.

The following table shows our major shareholders as of June 30, 2010.

		As of June 30, 2010
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	186,461	5.01
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	153,890	4.14
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	86,676	2.33
JP Morgan Chase Bank 380055	270 Park Avenue, New York, New York, U.S.A.	84,773	2.28
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	101 Barclays Street, New York, New York, U.S.A.	65,838	1.77
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	57,103	1.54
OD 05 Omnibus China Treaty 808150	338 Pit Street, Sydney, New South Wealth, Australia	54,304	1.46
Japan Trustee Services Bank, Ltd (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	45,670	1.23
State Street Bank and Trust Company 505225	Boston, Massachusetts, U.S.A.	34,986	0.94
The Bank of New York JASDEC Treaty Account	35 Des Arts Avenue, Brussels, Belgium	34,384	0.92

Total		804,085	21.62

The Company has 44,269 thousand shares of treasury stock as of June 30, 2010 which is not included in the Major Shareholders list above.

(7) Voting Rights

A. Outstanding Shares

As of June 30, 2010
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 44,268,600 (Crossholding Stocks	)	—	—
Common stock 1,000,000
Stock with full voting right (Others)	Common stock 3,671,933,200		36,719,332	—
Shares less than 1 unit	Common stock 1,931,441		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,719,133,241		—	—

Voting Rights of Total Shareholders	—		36,719,332	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 99 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of June 30, 2010
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	44,268,600	—	44,268,600	1.19
(Crossholding Stocks)
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03

Total	—	45,268,600	—	45,268,600	1.22

2. Share Price History

Monthly Highs and Lows in the quarter

Month	April, 2010	May, 2010	June, 2010
High (Yen)	717	641	572
Low (Yen)	647	544	482

Prices on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	Pursuant to the Supplementary Provision Section 6-2 of “Cabinet Office Order to Amend Certain Provisions of Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Cabinet Office Ordinance No. 73, 2009) and Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) prior to its amendment, the consolidated financial statements have been prepared in accordance with accounting principles, procedures, and disclosures which are required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States of America.

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under articles No.193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed quarterly reviews of the consolidated financial statements for the three-month period ended June 30, 2009 and for the three-month period ended June 30, 2010.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		June 30, 2010	March 31, 2010
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥665,074	¥1,020,647
Time deposits		194,764	196,909
Deposits with stock exchanges and other segregated cash		188,116	134,688

Cash and cash deposits, Total		1,047,954	1,352,244

Loans and receivables:
Loans receivable (including ¥611,352 million and ¥692,232 million measured at fair value by applying fair value option as of June 30, 2010 and March 31, 2010)	*3	1,226,391	1,310,375
Receivables from customers		40,334	59,141
Receivables from other than customers		709,759	707,623
Allowance for doubtful accounts		(4,641)	(5,425)

Loans and receivables, Total		1,971,843	2,071,714

Collateralized agreements:
Securities purchased under agreements to resell		7,153,342	7,073,926
Securities borrowed		5,609,120	5,393,287

Collateralized agreements, Total		12,762,462	12,467,213

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,192,550 million as of June 30, 2010 and ¥3,921,863 million as of March 31, 2010; including ¥18,147 million and ¥18,546 million measured at fair value by applying fair value option as of June 30, 2010 and March 31, 2010)	*3, 4	16,091,408	14,374,028
Private equity investments (including ¥62,520 million and ¥61,918 million measured at fair value by applying fair value option as of June 30, 2010 and March 31, 2010)	*3	310,776	326,254

Trading assets and private equity investments, Total		16,402,184	14,700,282

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥287,744 million as of June 30, 2010 and ¥273,616 million as of March 31, 2010)		399,693	357,194
Non-trading debt securities	*3	387,151	308,814
Investments in equity securities	*3	110,718	122,948
Investments in and advances to affiliated companies		248,324	251,273
Other	*3, 8	604,771	598,746

Other assets, Total		1,750,657	1,638,975

Total assets		¥33,935,100	¥32,230,428

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Notes	Millions of yen
		June 30, 2010	March 31, 2010
LIABILITIES AND EQUITY
Short-term borrowings (including ¥115,580 million and ¥103,975 million measured at fair value by applying fair value option as of June 30, 2010 and March 31, 2010)	*3	¥1,821,613	¥1,301,664
Payables and deposits:
Payables to customers		469,786	705,302
Payables to other than customers		399,442	374,522
Deposits received at banks		592,376	448,595

Payables and deposits, Total		1,461,604	1,528,419

Collateralized financing:
Securities sold under agreements to repurchase		9,367,381	8,078,020
Securities loaned		1,725,668	1,815,981
Other secured borrowings		1,196,705	1,322,480

Collateralized financing, Total		12,289,754	11,216,481

Trading liabilities	*3, 4	8,143,142	8,356,806
Other liabilities	*3, 8	354,022	494,983
Long-term borrowings (including ¥2,083,097 million and ¥1,839,251 million measured at fair value by applying fair value option as of June 30, 2010 and March 31, 2010)	*3	7,753,067	7,199,061

Total liabilities		31,823,202	30,097,414

Commitments and contingencies	*12
Equity
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares as of June 30, 2010 and March 31, 2010
Issued—3,719,133,241 shares as of June 30, 2010 and March 31, 2010
Outstanding—3,673,801,436 shares as of June 30, 2010 and 3,669,044,614 shares as of March 31, 2010		594,493	594,493
Additional paid-in capital		633,311	635,828
Retained earnings		1,071,801	1,074,213
Accumulated other comprehensive income(loss)		(135,802)	(109,132)

Total NHI shareholders’ equity before treasury stock		2,163,803	2,195,402
Common stock held in treasury, at cost—45,331,805 shares and 50,088,627 shares as of June 30, 2010 and March 31, 2010		(62,039)	(68,473)

Total NHI shareholders’ equity		2,101,764	2,126,929

Noncontrolling interests		10,134	6,085
Total equity		2,111,898	2,133,014

Total liabilities and equity		¥33,935,100	¥32,230,428

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Three months ended June 30, 2009	Three months ended June 30, 2010
Revenue:
Commissions		¥102,024	¥118,078
Fees from investment banking		29,729	20,366
Asset management and portfolio service fees		30,331	34,854
Net gain on trading		121,132	59,969
Gain (loss) on private equity investments		(2,139)	(946)
Interest and dividends		58,427	75,757
Gain (loss) on investments in equity securities		9,801	(10,343)
Other		14,290	16,281

Total revenue		363,595	314,016
Interest expense		65,236	54,192

Net revenue		298,359	259,824

Non-interest expenses:
Compensation and benefits		138,081	122,087
Commissions and floor brokerage		20,043	23,681
Information processing and communications		40,160	44,253
Occupancy and related depreciation		21,992	22,511
Business development expenses		6,256	7,159
Other		40,406	33,663

Non-interest expenses, Total		266,938	253,354

Income before income taxes		31,421	6,470
Income tax expense	*11	20,678	3,440

Net income		10,743	3,030

Less: Net income (loss) attributable to noncontrolling interests		(677)	708

Net income attributable to NHI shareholders		¥11,420	¥2,322

		Yen	Yen
	Notes	Three months ended June 30, 2009	Three months ended June 30, 2010
Per share of common stock:	*9
Basic—
Net income attributable to NHI shareholders per share		4.37	0.63
Diluted—
Net income attributable to NHI shareholders per share		1.81	0.63

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Common Stock
Balance at beginning of year	¥321,765	¥594,493
Conversion of convertible bonds	3,000	—

Balance at end of period	324,765	594,493

Additional paid-in capital
Balance at beginning of year	374,413	635,828
Cumulative effect of change in accounting principle(1)	(26,923)	—
Conversion of convertible bonds	3,000	—
Gain on sales of treasury stock	2,124	1,509
Issuance and exercise of common stock options	(1,805)	(4,026)
Beneficial conversion feature relating to convertible bond	413	—
Other net change in additional paid-in capital	(519)	—

Balance at end of period	350,703	633,311

Retained earnings
Balance at beginning of year	1,038,557	1,074,213
Cumulative effect of change in accounting principle(1)(2)	(6,339)	(4,734)
Net income attributable to NHI shareholders	11,420	2,322

Balance at end of period	1,043,638	1,071,801

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(73,469)	(74,330)
Net change during period	18,408	(28,200)

Balance at end of period	(55,061)	(102,530)

Defined benefit pension plans
Balance at beginning of year	(44,968)	(34,802)
Pension liability adjustment	(726)	1,530

Balance at end of period	(45,694)	(33,272)

Balance at end of the period	(100,755)	(135,802)

Common stock held in treasury
Balance at beginning of year	(76,902)	(68,473)
Repurchases of common stock	(6)	(3)
Sales of common stock	8	1
Common stock issued to employees	2,960	6,436
Other net change in treasury stock	59	0

Balance at end of period	(73,881)	(62,039)

Total NHI shareholders’ equity

Balance at end of period	1,544,470	2,101,764

Noncontrolling interests
Balance at beginning of year	12,150	6,085
Cash dividends	(50)	(28)
Net income (loss) attributable to noncontrolling interests	(677)	708
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	129	(527)
Purchase / Sale (Disposition) of subsidiary shares, etc., net	441	248
Other net change in noncontrolling interests	1	3,648

Balance at end of period	11,994	10,134

Total equity
Balance at end of period	¥1,556,464	¥2,111,898

(1)	Cumulative effect of change in accounting principle for the three months ended June 30, 2009 was previously reported as Adjustments to initially apply EITF 07-5.
(2)	Cumulative effect of change in accounting principle for the three months ended June 30, 2010 are adjustments to initially apply Accounting Standards Updates “ASU” No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Net income	¥10,743	¥3,030
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	18,537	(28,727)
Defined benefit pension plans:
Pension liability adjustment	(1,182)	2,597
Deferred income taxes	456	(1,067)

Total	(726)	1,530

Total other comprehensive income (loss)	17,811	(27,197)

Comprehensive income (loss)	28,554	(24,167)
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	(548)	181
Comprehensive income (loss) attributable to NHI shareholders	¥29,102	¥(24,348)

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Cash flows from operating activities:
Net income	¥10,743	¥3,030
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	17,314	18,224
(Gain) loss on investments in equity securities	(9,801)	10,343
Deferred income taxes	11,794	1,980
Changes in operating assets and liabilities:
Time deposits	384,415	(10,015)
Deposits with stock exchanges and other segregated cash	129,573	(61,544)
Trading assets and private equity investments	(692,094)	(2,086,197)
Trading liabilities	446,779	286,931
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(617,547)	1,256,505
Securities borrowed, net of securities loaned	1,407,842	(382,801)
Other secured borrowings	(1,088,596)	(125,775)
Loans and receivables, net of allowance for doubtful accounts	289,455	(45,743)
Payables	(299,872)	(144,074)
Bonus accrual	(42,573)	(122,510)
Accrued income taxes, net	990	(31,073)
Other, net	(207,498)	(106,549)

Net cash used in operating activities	(259,076)	(1,539,268)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(19,891)	(33,321)
Proceeds from sales of office buildings, land, equipment and facilities	0	22,132
Proceeds from sales of investments in equity securities	108	1,630
Increase in loans receivable at banks, net	(54,511)	(11,049)
Increase in non-trading debt securities, net	(20,056)	(76,451)
Other, net	(266)	5,686

Net cash used in investing activities	(94,616)	(91,373)

Cash flows from financing activities:
Increase in long-term borrowings	620,361	801,752
Decrease in long-term borrowings	(312,939)	(225,423)
Increase (decrease) in short-term borrowings, net	(97,820)	551,299
Increase in deposits received at banks, net	40,785	180,669
Proceeds from sales of common stock	5	5
Payments for repurchases of common stock	(6)	(3)
Payments for cash dividends	—	(14,680)

Net cash provided by financing activities	250,386	1,293,619

Effect of exchange rate changes on cash and cash equivalents	21,320	(18,551)

Net decrease in cash and cash equivalents	(81,986)	(355,573)
Cash and cash equivalents at beginning of period	613,566	1,020,647

Cash and cash equivalents at end of period	¥531,580	¥665,074

Supplemental information:
Cash paid during the period for—
Interest	77,175	47,447
Income tax payments, net	1,082	23,526
Non cash activities—

During the three months ended June 30, 2010, as a result of adoption for ASU 2009-17, the total amount of increased assets, excluding cash and cash equivalent and total amount of increased liabilities were ¥281,222 million and ¥297,020 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements (UNAUDITED)]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Accordingly, the consolidated financial statements of the Company and its consolidated subsidiaries (“Nomura”) for the three months ended June 30, 2010, have been prepared, in accordance with the accounting principles, procedures, and presentations required for an issuance of ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) which is amended by Section 6-2 to “Cabinet Office Order to Amend Certain Provisions of Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Cabinet Office Ordinance No. 73, 2009), issued by Cabinet Office, Government of Japan.

Effective July 1, 2009, Nomura adopted the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification™ (“Codification” or “ASC”) became the sole source of authoritative U.S. GAAP. All references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification references. See Note 2. “New accounting pronouncements recently adopted and future accounting developments” for further discussion on the Codification.

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the three months ended June 30, 2010. Where the impact of the difference is significant, the effect on Income (loss) before income taxes pursuant to Japanese GAAP is quantified.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or by the identification of a primary beneficiary. Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interest and the “Financial controlling model”, which is a model taking into account factors other than the ownership level of voting interest in an entity.

In addition, under U.S. GAAP, certain entities in which Nomura has a financial interest meet the definition of investment companies. These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥9,748 (gain) and ¥10,593 million (loss) for the three months ended June 30, 2009 and 2010, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥764 (loss) and ¥3,874 million (gain) for the three months ended June 30, 2009 and 2010, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is periodically tested for impairment rather than amortized. Under Japanese GAAP, goodwill is amortized over certain periods up to 20 years on a straight-line basis. Therefore, under Japanese GAAP, the difference has an impact of ¥1,598 million (gain) and ¥1,619 million (gain) for the three months ended June 30, 2009 and 2010 on Income (loss) before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, and changes in the fair value of derivative contracts are recognized in the consolidated statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, Income (loss) before income taxes does not reflect ¥14,451 million (loss) and ¥364 million (profit) for the three months ended June 30, 2009 and 2010 respectively. In addition, non-marketable stocks which are carried at fair value under U.S. GAAP are carried at cost less impairment under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting.

Stock issuance costs—

Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years on a straight-line basis. Under U.S. GAAP, stock issuance costs are deducted from proceeds and the net amount is recorded as capital.

Convertible bonds—

Under U.S. GAAP, if an embedded derivative contained in a convertible bond is indexed to the issuing entity’s own stock, the embedded derivative is not bifurcated from the host contract and the entire bond together with such embedded derivative is recorded as a liability; and if an embedded derivative is not considered as indexed to its own stock, the derivative component is bifurcated. If the conversion price is lower than the market price at the bond issuance, the intrinsic value of such a conversion feature is valued separately from the host bond and recorded in Additional paid-in capital, and the difference from the bond’s redemption amount is amortized over the life of the bond and recorded as interest expense. Under Japanese GAAP, the convertible bond proceeds can be treated as the straight bond issuance where the entire proceeds covering both the value of the convertible feature and the value of the host bond are recorded entirely (“whole method”), or alternatively, the value of conversion feature is separated from the value of the host bond upon the convertible bond issuance and the portion of bond proceeds applicable to the value of bond is accounted for in accordance with the straight bond issuance and the value of the convertible feature is recorded as “stock acquisition rights” in net assets (“separation method”).

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent entity’s ownership interest decreases as a result of sales of the subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of controlling interest and the related valuation gain or loss is recognized. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet and the result derived via multiplying the adjustments to such investment recorded during the period from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

2. New accounting pronouncements recently adopted and future accounting developments:

New accounting pronouncements recently adopted—

Transfers of financial assets and consolidation of variable interest entities

In December 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated new guidance for the accounting for transfers of financial assets into ASC. ASU 2009-16 changed the requirements for derecognizing financial assets, eliminated the concept of a qualified special purpose entity (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be accounted for as a sale, as well as a clarification of the criteria needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs has subjected such entities to be evaluated under the revised consolidation guidance provided by ASC 810 “Consolidation” (“ASC 810”), as amended by ASU 2009-17, as described below, provided Nomura had variable interests in those entities at the adoption date.

ASU 2009-16 has become effective in the first annual reporting period that began after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Application of the revised guidance for transfers of financial assets is prospective after adoption.

Nomura adopted these amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) as of April 1, 2010 and the adoption has not had a material impact on these financial statements.

In December 2009, the FASB issued ASU No. 2009-17 “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) which incorporated new guidance around the consolidation of variable interest entities into ASC 810.

ASU 2009-17 amended rules defining which entities are VIEs and requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has variable interests that provide it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company would consolidate the entity, provided that the company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer determinative in isolation. ASU 2009-17 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from previous guidance that required evaluation when Nomura first became involved with a VIE and only upon occurrence of certain triggering events.

ASU 2009-17 become effective in the first annual reporting period that has begun after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. It contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. At adoption, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis are recognized as a cumulative adjustment to the beginning balance of retained earnings.

In February 2010, the FASB issued ASU No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”) which indefinitely deferred the amendments to ASC 810 introduced by ASU 2009-17 for certain entities that qualify as investment companies under ASC 946 “Financial Services – Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, so long as such Nomura has no explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity (except for certain qualifying money market funds). The ASU does not defer the revised disclosures requirements of ASU 2009-17 for entities determined to be VIEs under guidance existing prior to ASU 2009-17.

Nomura adopted the revised guidance in ASC 810 introduced by ASU 2009-17 and ASU 2010-10 on April 1, 2010 and has analyzed the impact on all QSPEs, SPEs, funds and similar entities with which it is involved. Entities qualifying for the deferral under ASU 2010-10 continue to be assessed for consolidation under ASC 810 prior to amendment thereof by ASU 2009-17.

Based on the results of this analysis, Nomura consolidated certain securitization vehicles, which increased total assets by ¥292 billion and total liabilities by ¥297 billion, and which decreased total shareholders’ equity by ¥5 billion upon adoption as of April 1, 2010. The increase in total assets also did not have a significant effect on Nomura’s calculation of risk-weighted assets and therefore did not have a significant effect on Nomura’s capital ratios.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Enhanced disclosures around credit quality of financing receivables and the allowance for loan losses

In July 2010, the FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”) which aims to provide greater transparency into a reporting entity’s exposure to credit losses from lending arrangements. ASU 2010-20 significantly expands disclosures by requiring more robust and disaggregated disclosures for the following topics:

•	Nonaccrual and past due financing receivables;

•	The allowance for credit losses related to financing receivables;

•	Impaired loans (individually evaluated for impairment);

•	Credit quality information; and

•	Modifications (i.e. troubled debt restructurings).

For public entities such as Nomura, the new and amended disclosures that relate to information as of the end of a reporting period will be effective for the first interim or annual reporting periods ending on or after December 15, 2010. The disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning on or after December 15, 2010.

Nomura is currently evaluating these new requirements in order to determine the impact on these consolidated financial statements.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”) which amends the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption also permitted. Nomura intends to adopt ASU 2009-13 on April 1, 2011 and does not expect it to have a material impact on these consolidated financial statements.

3. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are included in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is only used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

Financial assets also include investments in certain funds which Nomura apply ASC 820 where as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained later, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices, broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models, incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including: the valuation technique or model selected; the quantitative assumptions used within the valuation model; the inputs into the model; as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close out adjustments, and other appropriate instrument-specific adjustments, such as those instruments under trade restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as used for measuring counterparty credit risk on Nomura’s assets.

Such models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s credit risk concentrates on the bonds issued by Japanese Government, U.S. Government, Governments within the EU, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported in Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 25% of total assets as of June 30, 2010 and 21% as of March 31, 2010. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. Please see Note 4. “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	June 30, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥4,344	¥1,526	¥2,231	¥308	¥8,409

	Billions of yen
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,756	¥1,635	¥2,270	¥232	¥6,893

(1)	Other than above, there were ¥252 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of June 30, 2010 and ¥187 billion as of March 31, 2010. The vast majority of these securities are Japanese government, state, municipal and government agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotations amongst other market participants, and the amount of publicly available information.

The following tables present information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2010 and March 31, 2010, respectively within the fair value hierarchy.

	Billions of yen
	June 30, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of June 30, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥800	¥1,127	¥162	¥—	¥2,089
Private equity(3)	—	0	311	—	311
Japanese government securities	4,102	—	—	—	4,102
Japanese agency and municipal securities	222	20	0	—	242
Foreign government, agency and municipal securities	2,839	1,213	13	—	4,065
Bank and corporate debt securities and loans for trading purpose	134	1,509	136	—	1,779
Commercial mortgage-backed securities (“CMBS”)	—	137	22	—	159
Residential mortgage-backed securities (“RMBS”)	—	1,247	3	—	1,250
Mortgage and other mortgage-backed securities	—	35	171	—	206
Collateralized debt obligations (“CDO”)	1	14	26	—	41
Investment trust funds and other	37	24	10	—	71

Total cash instruments	8,135	5,326	854	—	14,315

Derivatives(4) :
Equity contracts	718	634	50	—	1,402
Interest rate contracts	4	15,096	191	—	15,291
Credit contracts	1	1,826	376	—	2,203
Foreign exchange contracts	0	1,251	30	—	1,281
Commodity contracts	12	46	2	—	60
Netting	—	—	—	(18,150)	(18,150)

Total derivatives	735	18,853	649	(18,150)	2,087

Sub Total	¥8,870	¥24,179	¥1,503	¥(18,150)	¥16,402

Loans and receivables(5)	—	608	3	—	611
Other assets	439	34	38	—	511

Total	¥9,309	¥24,821	¥1,544	¥(18,150)	¥17,524

Liabilities:
Trading liabilities
Equities	¥1,266	¥157	¥0	¥—	¥1,423
Japanese government securities	1,538	—	—	—	1,538
Foreign government, agency and municipal securities	2,277	384	—	—	2,661
Bank and corporate debt securities	—	283	—	—	283
Residential mortgage-backed securities (“RMBS”)	—	2	—	—	2
Mortgage and other mortgage-backed securities	—	1	—	—	1

Total cash instruments	5,081	827	0	—	5,908

Derivatives(4) :
Equity contracts	808	860	19	—	1,687
Interest rate contracts	7	15,128	171	—	15,306
Credit contracts	1	1,738	415	—	2,154
Foreign exchange contracts	1	1,117	29	—	1,147
Commodity contracts	12	45	2	—	59
Netting	—	—	—	(18,118)	(18,118)

Total derivatives	829	18,888	636	(18,118)	2,235

Sub Total	¥5,910	¥19,715	¥636	¥(18,118)	¥8,143

Short-term borrowings(6)(7)	—	110	6	—	116
Payables and deposits(8)	—	0	(0)	—	(0)
Long-term borrowings(6)(7)(9)	236	1,652	44	—	1,932
Other liabilities	4	—	—	—	4

Total	¥6,150	¥21,477	¥686	¥(18,118)	¥10,195

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥830	¥1,068	¥164	¥—	¥2,062
Private equity(3)	1	0	325	—	326
Japanese government securities	2,650	—	—	—	2,650
Japanese agency and municipal securities	104	2	0	—	106
Foreign government, agency and municipal securities	3,075	1,040	22	—	4,137
Bank and corporate debt securities and loans for trading purpose	165	1,599	131	—	1,895
Commercial mortgage-backed securities (“CMBS”)	—	110	27	—	137
Residential mortgage-backed securities (“RMBS”)	0	1,015	4	—	1,019
Mortgage and other mortgage-backed securities	—	47	117	—	164
Collateralized debt obligations (“CDO”)	1	32	43	—	76
Investment trust funds and other	29	53	10	—	92

Total cash instruments	6,855	4,966	843	—	12,664

Derivatives(4) :
Equity contracts	851	650	61	—	1,562
Interest rate contracts	3	11,849	172	—	12,024
Credit contracts	0	1,751	302	—	2,053
Foreign exchange contracts	—	701	14	—	715
Commodity contracts	6	24	2	—	32
Netting	—	—	—	(14,350)	(14,350)

Total derivatives	860	14,975	551	(14,350)	2,036

Sub Total	¥7,715	¥19,941	¥1,394	¥(14,350)	¥14,700

Loans and receivables(5)	8	674	10	—	692
Other assets	383	26	38	—	447

Total	¥8,106	¥20,641	¥1,442	¥(14,350)	¥15,839

Liabilities:
Trading liabilities
Equities	¥1,366	¥196	¥0	¥—	¥1,562
Japanese government securities	1,616	—	—	—	1,616
Foreign government, agency and municipal securities	2,334	426	—	—	2,760
Bank and corporate debt securities	—	257	0	—	257
Residential mortgage-backed securities (“RMBS”)	—	2	—	—	2

Total cash instruments	5,316	881	0	—	6,197

Derivatives(4) :
Equity contracts	941	790	29	—	1,760
Interest rate contracts	3	11,742	163	—	11,908
Credit contracts	0	1,660	360	—	2,020
Foreign exchange contracts	—	765	16	—	781
Commodity contracts	5	25	2	—	32
Netting	—	—	—	(14,341)	(14,341)

Total derivatives	949	14,982	570	(14,341)	2,160

Sub Total	¥6,265	¥15,863	¥570	¥(14,341)	¥8,357

Short-term borrowings(6)(7)	—	101	9	—	110
Payables and deposits(8)	—	0	0	—	0
Long-term borrowings(6)(7)(9)	91	1,521	(127)	—	1,485
Other liabilities	3	3	—	—	6

Total	¥6,359	¥17,488	¥452	¥(14,341)	¥9,958

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(4)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates classification includes complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit classification includes credit default swaps as well as derivatives referring to corporate and derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(5)	Includes loans for which Nomura elected the fair value option.
(6)	Includes structured notes for which Nomura elected the fair value option.
(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(8)	Includes embedded derivatives bifurcated from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(9)	Includes liabilities recognised from secured financing transactions that are accounted for as financing rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based upon bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading of the security. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly-traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they trade in markets that are not considered to be active. Certain Non-G7 securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange or multiple sources to classify them as Level 1. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information.

Corporate debt securities—The valuation of corporate debt securities is primarily through internal models which take their inputs using available market information such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to class them as Level 2.

Commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS are estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (“CDO”)—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Since some of these inputs are unobservable, certain CDOs are classified as Level 3.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly-traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly-traded where this does not apply but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—The valuation of loans and loan commitments is also performed primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable such as an equity or equity index, commodity product, foreign exchange rate, credit rating of a third party or more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Secured financing transactions—Liability recognized from secured financing transactions is recognized when a transfer of a financial asset does not meet the criteria for sales accounting and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial instruments which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial asset. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a financial instrument valued using a combination of Level 1, Level 2 and Level 3 inputs would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable input.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables in this note that relate to the three months ended June 30, 2009 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2010.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the three months ended June 30, 2009 and 2010, respectively.

	Billions of yen
	Three months ended June 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended June 30, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended June 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥284	¥(36)	¥—	¥—	¥(0)	¥(36)	¥77	¥3	¥328
Private equity	322	—	—	(4)	—	(4)	15	—	333
Japanese agency and municipal securities	0	—	—	—	—	—	0	—	0
Foreign government, agency and municipal securities	34	2	—	—	—	2	0	5	41
Bank and corporate debt securities and loans for trading purpose	485	(6)	—	—	0	(6)	(179)	(28)	272
Commercial mortgage-backed securities (“CMBS”)	12	0	—	—	—	0	(3)	—	9
Residential mortgage-backed securities (“RMBS”)	12	0	—	—	—	0	1	—	13
Mortgage and other mortgage-backed securities	234	(3)	—	—	—	(3)	(34)	—	197
Collateralized debt obligation (“CDO”)	17	0	—	—	—	0	3	—	20
Investment trust funds and other	5	1	—	—	—	1	(4)	—	2
Derivative contracts, net	267	(37)	—	—	—	(37)	(131)	(6)	93

Sub Total	1,672	(79)	—	(4)	0	(83)	(255)	(26)	1,308

Loans and receivables	4	0	—	—	—	0	(0)	—	4
Other assets	50	(0)	0	—	—	(0)	(0)	(1)	49

Total	¥1,726	¥(79)	¥0	¥(4)	¥0	¥(83)	¥(255)	¥(27)	¥1,361

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0

Sub Total	1	0	—	—	—	0	(0)	(1)	0

Short-term borrowings	8	6	—	—	—	6	(1)	0	1
Payables and deposits	(1)	(0)	—	—	—	(0)	—	—	(1)
Long-term borrowings	(81)	23	—	—	—	23	140	(2)	34

Total	¥(73)	¥29	¥—	¥—	¥—	¥29	¥139	¥(3)	¥34

	Billions of yen
	Three months ended June 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended June 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended June 30, 2010
Assets:
Trading assets and private equity investments
Equities	¥164	¥(1)	¥—	¥—	¥(0)	¥(1)	¥(4)	¥3	¥162
Private equity	325	—	—	(1)	0	(1)	(13)	—	311
Japanese agency and municipal securities	0	(0)	—	—	—	(0)	0	—	0
Foreign government, agency and municipal securities	22	(0)	—	—	—	(0)	(3)	(6)	13
Bank and corporate debt securities and loans for trading purpose	131	0	—	—	0	0	2	3	136
Commercial mortgage-backed securities (“CMBS”)	27	0	—	—	—	0	(1)	(4)	22
Residential mortgage-backed securities (“RMBS”)	4	0	—	—	—	0	(1)	—	3
Mortgage and other mortgage-backed securities	117	(3)	—	—	—	(3)	55	2	171
Collateralized debt obligation (“CDO”)	43	0	—	—	—	0	(17)	0	26
Investment trust funds and other	10	0	—	—	—	0	(0)	—	10

Sub Total	843	(4)	—	(1)	(0)	(5)	18	(2)	854

Derivative contracts, net(5)
Equity contract	32	(1)	—	—	—	(1)	(1)	1	31
Interest rate contracts	9	18	—	—	—	18	8	(15)	20
Credit contracts	(58)	2	—	—	—	2	19	(2)	(39)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	3	2	1
Commodity contracts	(0)	1	—	—	—	1	(1)	(0)	0

Total derivative, net	(19)	18	—	—	—	18	28	(14)	13

Sub Total	824	14	—	(1)	(0)	13	46	(16)	867

Loans and receivables	10	(0)	—	—	—	(0)	(1)	(6)	3
Other assets	38	—	(0)	—	—	(0)	(0)	(0)	38

Total	¥872	¥14	¥(0)	¥(1)	¥(0)	¥13	¥45	¥(22)	¥908

	Billions of yen
	Three months ended June 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended June 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended June 30, 2010
Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥—	¥—	¥0	¥—	¥0
Bank and corporate debt securities	0	—	—	—	—	—	(0)	—	—

Sub Total	0	—	—	—	—	—	(0)	—	0

Short-term borrowings	9	1	—	—	—	1	(6)	4	6
Payables and deposits	0	0	—	—	—	0	(0)	—	(0)
Long-term borrowings	(127)	66	—	—	—	66	244	(7)	44

Total	¥(118)	¥67	¥—	¥—	¥—	¥67	¥238	¥(3)	¥50

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 which has been amended in accordance with ASU 2009-16 and ASU 2009-17.
(4)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates classification includes complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit classification includes credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

Significant transfers between levels during the year

Nomura presumes that the transfer of the assets and liabilities from one level to another level, occurs at the beginning of each quarter. There were no significant transfers between Level 1 and Level 2 for the three months ended June 30, 2010. There were no significant transfers between Level 1 or Level 2 and Level 3 for the three months ended June 30, 2010.

The following table presents the amounts of unrealized gains (losses) for the three months ended June 30, 2009 and for the three months ended June 30, 2010 relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Three months ended June 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥6	¥—	¥—	¥(0)	¥6
Private equity	—	—	(4)	—	(4)
Foreign government, agency and municipal securities	(3)	—	—	—	(3)
Bank and corporate debt securities and loans for trading purpose	53	—	—	—	53
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(5)	—	—	—	(5)
Collateralized debt obligation (“CDO”)	0	—	—	—	0
Investment trust funds and other	1	—	—	—	1
Derivative contracts, net	(89)	—	—	—	(89)

Sub Total	(37)	—	(4)	(0)	(41)

Loans and receivables	0	—	—	—	0
Other assets	(0)	0	—	—	(0)

Total	¥(37)	¥0	¥(4)	¥(0)	¥(41)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	0	—	—	—	0

Short-term borrowings	(1)	—	—	—	(1)
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	(13)	—	—	—	(13)

Total	¥(14)	¥—	¥—	¥—	¥(14)

	Billions of yen
	Three months ended June 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	¥(2)	¥—	¥—	¥(0)	¥(2)
Private equity	—	—	(2)	—	(2)
Japanese agency and municipal securities	(0)	—	—	—	(0)
Foreign government, agency and municipal securities	0	—	—	—	0
Bank and corporate debt securities and loans for trading purpose	0	—	—	—	0
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(8)	—	—	—	(8)
Collateralized debt obligations (“CDO”)	0	—	—	—	0
Investment trust funds and other	0	—	—	—	0

Total cash instruments	(10)	—	(2)	(0)	(12)

Derivatives, net(2):
Equity contracts	1	—	—	—	1
Interest rate contracts	5	—	—	—	5
Credit contracts	(5)	—	—	—	(5)
Foreign exchange contracts	(2)	—	—	—	(2)
Commodity contracts	1	—	—	—	1

Total derivatives, net	(0)	—	—	—	(0)

Sub Total	¥(10)	¥—	¥(2)	¥(0)	¥(12)

Loans and receivables	(0)	—	—	—	(0)
Other assets	—	(0)	—	—	(0)

Total	¥(10)	¥(0)	¥(2)	¥(0)	¥(12)

Liabilities:
Short-term borrowings	¥1	¥—	¥—	¥—	¥1
Payables and deposits	0	—	—	—	0
Long-term borrowings	63	—	—	—	63

Total	¥64	¥—	¥—	¥—	¥64

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates classification includes complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit classification includes credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

During the three months ended June 30, 2010, market conditions have improved but a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the three months ended June 30, 2010, gain (loss) related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

In view of the fact that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, the current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in Investment Funds that calculate NAV per share

In the ordinary course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following table provides information on these investments where NAV per share is calculated or disclosed as of June 30, 2010 and March 31, 2010, respectively. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	June 30, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥127	¥0	Weekly/Monthly	1-90 days
Venture capital funds	2	0	—	—
Private equity funds	55	21	Quarterly	30 days
Real estate funds	12	14	—	—

Total	¥196	¥35

	Billions of yen
	March 31, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥156	¥1	Weekly/Monthly	1-90 days
Venture capital funds	2	0	—	—
Private equity funds	59	24	Quarterly	30 days
Real estate funds	12	14	—	—

Total	¥229	¥39

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge funds:

This category includes funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass- through. The fair values of the investments in this category are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within 6 months, certain funds cannot be redeemed within 6 months due to contractual, liquidity or gating issues. Redemption period cannot be estimated for suspended or liquidating funds which may contain transfer restrictions to third parties.

Venture capital funds:

This category includes primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within 6 months. The redemption period cannot be estimated for suspended or liquidating funds. Some of these funds contain transfer restrictions over transfer to third parties.

Private equity funds:

These funds invest in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share of the investments. The redemption is restricted for most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Real estate funds:

This category includes investments in commercial real estates and others. The fair values of the investments in this category are estimated using the NAV per share of the investments. The redemption is restricted to most of these funds. Some of these funds contain transfer restrictions over transfer to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities for the same purposes and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Revenue—Net gain (loss) on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted for as Interest revenue or Interest expense.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the three months ended June 30, 2009 and 2010, respectively.

	Billions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(0)	¥(0)
Private equity	—	(0)
Loans and receivables	0	1

Total	¥ (0)	¥1

Liabilities:
Short-term borrowings(2)	¥(4)	¥4
Long-term borrowings(2)(3)	(28)	27

Total	¥(32)	¥31

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option.
(3)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd. This investment is reported within Trading assets and private equity investments—Private equity investments in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥23 billion for the three month ended June 30, 2009, mainly because of the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥9 billion for the year ended June 30, 2010, mainly because of the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of June 30, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥4 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥6 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen
	June 30, 2010		March 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥1,223	¥1,216	¥1,306	¥1,299

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen
	June 30, 2010		March 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥7,753	¥7,545	¥7,199	¥6,984

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Futures and forwards contracts are commitments to either purchase or sell securities, foreign currency or capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”).

Nomura offset ¥773 billion of cash collateral receivables against net derivative liabilities and ¥804 billion of cash collateral payables against net derivative assets as of June 30, 2010. Nomura offset ¥640 billion of cash collateral receivables against net derivative liabilities and ¥649 billion of cash collateral payables against net derivative assets as of March 31, 2010.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are market risk management for certain non-trading liabilities such as issued debt and foreign exchange risk management for certain foreign subsidiaries. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Fair value hedge-interest rate derivatives

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged.

Net investment hedge

Effective from April 1, 2010, Nomura designates foreign currency futures and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting in these hedging transactions. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized in the Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax in the consolidated statements of comprehensive income for the three month ended June 30, 2010 and is offset by the foreign exchange adjustments arising from the consolidation process of the foreign subsidiaries.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk on OTC derivatives for financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	June 30, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥15,955	¥(14,463)	¥(759)	¥733

	Billions of yen
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,340	¥(11,353)	¥(594)	¥393

Derivative activities

Derivatives used for trading purposes are reported in the consolidated balance sheets within Trading assets or Trading liabilities, depending on whether the derivative has a positive or negative fair value, respectively. Embedded derivatives bifurcated from an underlying host debt instrument are reported in Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract. Derivatives used for non-trading purposes, namely those designated as hedging instruments, are reported in Trading assets and Trading liabilities depending on whether the derivative has a positive or negative fair value, respectively.

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	June 30, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2):
Equity contracts	¥14,685	¥1,402	¥14,232	¥1,604
Interest rate contracts	408,992	15,234	396,531	14,977
Credit contracts	36,595	2,203	38,293	2,153
Foreign exchange contracts	56,038	1,280	38,949	1,146
Commodity contracts	459	60	492	60

Total	¥516,769	¥20,179	¥488,497	¥19,940

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,590	¥57	¥93	¥1
Foreign exchange contracts	46	1	—	—

Total	¥1,636	¥58	¥93	¥1

Total derivatives	¥518,405	¥20,237	¥488,590	¥19,941

	Billions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2):
Equity contracts	¥19,070	¥1,562	¥18,391	¥1,681
Interest rate contracts	368,014	11,997	359,576	11,616
Credit contracts	33,611	2,053	36,103	2,020
Foreign exchange contracts	65,428	715	63,090	780
Commodity contracts	387	32	338	32

Total	¥486,510	¥16,359	¥477,498	¥16,129

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,030	¥27	¥472	¥3

Total	¥1,030	¥27	¥472	¥3

Total derivatives	¥487,540	¥16,386	¥477,970	¥16,132

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates classification includes complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit classification includes credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

The following table discloses amounts included in the consolidated statements of operations related to derivatives.

	Billions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
	Net gain (loss) on trading
Derivative used for trading purposes(1) (2):
Equity contracts	¥78	¥272
Interest rate contracts	76	(59)
Credit contracts	(20)	28
Foreign exchange contracts	20	(66)
Commodity contracts	0	(1)

Total	¥154	¥174

(1)	Includes net gain (loss) on embedded derivatives.
(2)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates classification includes complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit classification includes credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

Fair value hedge

	Billions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
	Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥5	¥29

Total	¥5	¥29

Hedged items:
Long-term borrowings	¥(5)	¥(29)

Total	¥(5)	¥(29)

The following table discloses gains (losses) from the derivative contracts and non-derivatives financial products designated as hedges included in the consolidated statements of comprehensive income related to derivatives.

Net investment hedge

Billions of yen
Three months ended June 30, 2010
Other comprehensive income (loss) (1)
Foreign exchange contracts	¥2
Long-term borrowings	8

Total	¥10

(1)	Include the effective portion of gains (losses) designated in hedges.
(2)	The portion of gains (losses) of the amount of the hedges’ ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized in Revenue—Other in the consolidated statements of operations. There were no material gains or (losses) during the three months ended June 30, 2010.

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of June 30, 2010, was ¥1,946 billion with related collateral pledged at that date of ¥957 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥52 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2010, was ¥1,559 billion with related collateral pledged at that date of ¥848 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥29 billion.

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of a credit default index and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated through purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on the contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of June 30, 2010 and March 31, 2010, respectively.

	Billions of yen
	June 30, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Single-name credit default swaps	¥15	¥15,249	¥1,138	¥4,084	¥6,718	¥3,309	¥13,731
Credit default indices	470	15,995	323	3,231	5,604	6,837	14,644
Other credit-risk related portfolio products	229	3,742	189	1,780	950	823	2,213

Total	¥714	¥34,986	¥1,650	¥9,095	¥13,272	¥10,969	¥30,588

	Billions of yen
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)		Years to Maturity				Purchased Credit Protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Single-name credit default swaps	¥(377)	¥14,659	¥104	¥3,249	¥5,741	¥5,565	¥12,988
Credit default indices	174	13,319	51	1,801	4,693	6,774	11,837
Other credit-risk related portfolio products	135	3,874	—	566	1,856	1,452	2,208
Credit-risk related options and swaptions	0	7	—	5	—	2	5

Total	¥(68)	¥31,859	¥155	¥5,621	¥12,290	¥13,793	¥27,038

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	June 30, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,074	¥1,059	¥4,646	¥4,729	¥2,353	¥1,388	¥15,249
Credit default indices	1,557	495	6,475	5,171	400	1,897	15,995
Other credit-risk related portfolio products	22	—	—	—	—	3,720	3,742

Total	¥2,653	¥1,554	¥11,121	¥9,900	¥2,753	¥7,005	¥34,986

	Billions of yen
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥668	¥922	¥4,469	¥4,912	¥2,201	¥1,487	¥14,659
Credit default indices	967	351	5,998	3,987	350	1,666	13,319
Other credit-risk related portfolio products	23	—	—	—	—	3,851	3,874
Credit-risk related options and swaptions	—	—	—	2	—	5	7

Total	¥1,658	¥1,273	¥10,467	¥8,901	¥2,551	¥7,009	¥31,859

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. Under these transactions, Nomura either receives or provides collateral, including Japanese government, agency, mortgage-backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	June 30, 2010	March 31, 2010
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥24,805	¥22,378
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	20,421	19,640

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed in parentheses as Securities pledged as collateral in Trading assets on the consolidated balance sheets as of June 30, 2010 and March 31, 2010, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	June 30, 2010	March 31, 2010
Trading assets:
Equities and convertible bonds	¥21,408	¥7,623
Government and government agency bonds	2,923,664	2,144,648
Bank and corporate debt securities	164,018	169,251
Commercial mortgage-backed securities (CMBS)	32,223	26,072
Residential mortgage-backed securities (RMBS)	812,333	704,016
Mortgage and mortgage-backed securities	24,520	32,740
Collateralized debt obligation (CDO)	5,977	16,522
Investment trust funds and other	—	6,048

Total	¥3,984,143	¥3,106,920

Non-trading debt securities	¥99,328	¥98,860
Investments in and advance to affiliated companies	¥35,284	¥35,933

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	June 30, 2010	March 31, 2010
Loans and receivables	¥797	¥389
Trading assets	2,555,446	2,275,746
Office buildings, land, equipment and facilities	24,132	24,947
Non-trading debt securities	127,925	143,029
Other	1,505	12,738

Total	¥2,709,805	¥2,456,849

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the quarterly consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sale rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the quarterly consolidated balance sheets under repo-to-maturity transactions as of June 30, 2010 and March 31, 2010 was ¥287,292 million and ¥185,047 million, respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the quarterly consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the quarterly consolidated balance sheets under these transactions as of June 30, 2010 and March 31, 2010 was ¥152,573 million and ¥153,808 million, respectively.

6. Securitization and Variable Interest Entities (“VIEs”):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the three months ended June 30, 2009 and 2010, proceeds received by Nomura from new securitizations were ¥42 billion and ¥47 billion, respectively, and recognized gains on sale were ¥5 million and ¥0.6 million, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥1,657 billion and ¥1,799 billion as of March 31, 2010 and June 30, 2010, respectively. Nomura’s retained interests were ¥134 billion and ¥190 billion, as of March 31, 2010 and June 30, 2010, respectively. For the three months ended June 30, 2009 and June 30, 2010, Nomura received ¥0.4 billion and ¥5 billion, respectively, from the SPEs on interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥30 billion and ¥27 billion as of March 31, 2010 and June 30, 2010. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following table presents fair value of retained interests which Nomura has continuing involvement of SPEs and its classification in the fair value hierarchy, categorized by a type of transferred assets.

	Billions of yen
	June 30, 2010
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Type of transferred assets
Government and government agency bonds	—	187	—	187	186	1
Bank & corporate debt securities	—	—	1	1	1	0
Commercial and residential mortgage loans	—	—	2	2	2	0

Total	—	187	3	190	189	1

The following table sets forth the key economic assumptions used to determine the fair value of the firm’s retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen
	June 30, 2010	March 31, 2010
	Material retained interest held(1)
Fair value of retained interests	¥186	¥133
Weighted-average life (Years)	6.3	4.7
Constant prepayment rate	7.2%	8.6%
Impact of 10% adverse change	(0.8)	(0.6)
Impact of 20% adverse change	(1.5)	(1.0)
Discount rate	3.9%	4.5%
Impact of 10% adverse change	(3.0)	(2.1)
Impact of 20% adverse change	(5.7)	(4.1)

(1)	The sensitivity analysis covers the material retained interests held of ¥186 billion out of ¥190 billion as of June 30, 2010 and also ¥133 billion out of ¥134 billion as of March 31, 2010.
(2)	Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analysis are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs, however, which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura. Also those liabilities are non-recourse to Nomura.

	Billions of yen
	June 30, 2010	March 31, 2010
Assets
Trading assets
Equities	¥196	¥538
Debt securities	141	205
Mortgage and mortgage-backed securities	56	127
Loans	—	29

Total	¥393	¥899

Liabilities
Long-term borrowings	¥396	¥758

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810 amended by ASU 2009-17 since April 1, 2010, Nomura has additionally consolidated some SPEs which invest in the business of purchase and operating lease of the aircrafts and other SPEs engaged in various businesses.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. The assets of consolidated VIEs can be solely used to settle obligations of them. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	June 30, 2010		March 31, 2010
Consolidated VIEs’ assets
Cash and cash equivalent	¥60		¥36
Trading assets
Equities	847		222
Debt securities	237		49
Mortgage and mortgage-backed securities	70		46
Investment trust funds and other	0		0
Derivatives	1		1
Private equity investments	1		1
Office buildings, land, equipment and facilities	60	(1)	24
Other	73	(2)	68

Total	¥1,349		¥447

Consolidated VIEs’ liabilities
Trading liabilities
Debt securities	¥12		¥12
Derivatives	3		1
Short-term borrowings	—		2
Long-term borrowings	943		138
Other	17		18

Total	¥975		¥171

(1)	The amount includes the aircrafts in the amount of ¥37 billion from the newly consolidated SPEs due to the adoption of ASC 810 amended by ASU 2009-17 as mentioned above which invest in the business of purchase and operating lease of aircrafts.
(2)	The amount includes the aircraft purchase deposits in the amount of ¥15 billion as mentioned in (1).

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; residual interests regarding operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	June 30, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥81	¥10	¥81
Debt securities	63	—	63
Mortgage and mortgage-backed securities	462	—	462
Investment trust funds and other	55	—	55
Derivatives	1	9	29
Private equity investments	18	—	18
Loans
Short-term	4	—	4
Long-term	36	—	36
Other	8	—	8
Commitments to extend credit and other guarantees	—	—	8

Total	¥728	¥19	¥764

	Billions of yen
	March 31, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥98	¥—	¥98
Debt securities	27	—	27
Mortgage and mortgage-backed securities	54	—	54
Investment trust funds and other	3	—	3
Derivatives	2	10	34
Private equity investments	—	—	—
Loans
Short-term	31	—	31
Long-term	74	—	74
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	8

Total	¥289	¥10	¥329

(1)	The amounts as of March 31, 2010 represent only significant positions or the positions of VIEs which Nomura sponsored.

7. Business combinations:

During the three months ended June 30, 2010, there was no significant business combination subject to disclosure.

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions have strengthened Nomura’s wholesale and investment banking businesses and expanded its global capabilities.

Nomura also acquired Lehman’s specialized service companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd and Lehman Brothers Structured Finance Services Private Ltd. These three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia-Pacific by supporting IT operations, financial control and global risk management.

Nomura has accounted for these acquisitions as a business combination and therefore the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The purchase price allocation of total acquisition cost to the acquired assets and the assumed liabilities has to be completed within one year from the acquisition date. The recognized goodwill amount was ¥23,224 million as of September 30, 2009. Nomura incurred costs of ¥48,159 million for these acquisitions from the acquisition date through to September 30, 2009. The assumed liabilities related to this acquisition were ¥26,241 million, primarily due to costs of relocating and terminating certain employees of the acquired businesses.

8. Other assets—Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	June 30, 2010	March 31, 2010
Other assets-Other:
Securities received as collateral	¥4,257	¥5,503
Goodwill and other intangible assets	126,967	134,015
Deferred tax assets	298,657	308,679
Investments in equity securities for other than operating purposes	8,439	9,636
Other	166,451	140,913

Total	¥604,771	¥598,746

Other liabilities:
Obligation to return securities received as collateral	¥4,257	¥5,503
Accrued income taxes	9,990	28,015
Other accrued expenses and provisions	272,771	411,327
Other	67,004	50,138

Total	¥354,022	¥494,983

9. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Basic—
Net income attributable to Nomura Holdings, Inc. (“NHI”) Shareholders	¥11,420	¥2,322
Weighted average number of shares outstanding	2,611,721,313	3,671,473,025
Net income attributable to NHI shareholders per share	¥4.37	¥0.63

Diluted—
Net income attributable to NHI Shareholders	¥5,196	¥2,322
Weighted average number of shares outstanding	2,866,836,916	3,685,443,554
Net income attributable to NHI shareholders per share	¥1.81	¥0.63

In determining diluted EPS, net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s income for the three months ended June 30, 2009 arising from convertible bonds to convert to common shares issued by the Company and the decline in Nomura’s equity share of earnings of affiliates for the three months ended June 30, 2009 arising from options to purchase common shares issued by affiliates. The decline arising from convertible bonds to convert to common shares includes the decline caused by recognition as lump-sum expense for the three months ended June 30, 2009 of the difference between the bond’s carrying amount and the bond’s redemption amount which is accumulated over the life of the bond. Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the three months ended June 30, 2010 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from convertible bonds and stock-based compensation plans issued by the Company that would reduce EPS in the three months ended June 30, 2009. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS in the three months ended June 30, 2010.

Antidilutive stock options to purchase 10,837,400 common shares as of June 30, 2009 and 61,671,800 common shares as of June 30, 2010 were not included in the computation of diluted EPS.

The convertible bonds of ¥110,000 million were converted to 258,040,481 common shares for the year ended March 31, 2010. All of the convertible bonds have been exercised for the year ended March 31, 2010, and as of June 30, 2010, the amount of outstanding convertible bonds was nil.

Subsequent events

At the Board of Directors meeting held on July 30, 2010, Nomura approved a resolution to set up a share buyback program, which will run from August 9, 2010, to September 17, 2010, and have an upper limit of 75 million common shares translating to a maximum of ¥50.0 billion.

10. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities is shown below:

Japanese entities’ plans

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Service cost	¥2,148	¥1,945
Interest cost	1,077	1,122
Expected return on plan assets	(756)	(796)
Amortization of net actuarial losses	1,187	772
Amortization of prior service cost	(287)	(287)

Net periodic pension and severance costs	¥3,369	¥2,756

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

11. Income taxes:

For the three months ended June 30, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 65.8% is mainly due to different tax rates applicable to income (loss) of foreign subsidiaries and also an increase in valuation allowance relating to losses of foreign subsidiaries.

For the three months ended June 30, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 53.2% is mainly due to non-deductible expenses and different tax rates applicable to income (loss) of foreign subsidiaries.

12. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Nomura newly consolidates, in accordance with its adoption of ASC 810 amended by ASU 2009-17, certain SPEs which are engaged in the business of purchasing and operating lease of aircrafts. Some of those SPEs also have commitments to purchase aircrafts. The outstanding commitments under these agreements are included in commitments to purchase aircrafts.

These commitments outstanding were as follows:

	Millions of yen
	June 30, 2010	March 31, 2010
Commitments to extend credit	¥198,987	¥228,439
Commitments to invest in partnerships	36,630	40,203
Commitments to purchase aircrafts	114,109	—

As of June 30, 2010 these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Commitments to extend credit	¥198,987	¥79,614	¥114,158	¥3,838	¥1,377
Commitments to invest in partnerships	36,630	49	13,390	297	22,894
Commitments to purchase aircrafts	114,109	47,886	49,967	16,256	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Operating leases

The following is a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	June 30, 2010	March 31, 2010
Total minimum lease payments	¥87,756	¥93,338
Less: Sublease rental income	(13,854)	(15,021)

Net minimum lease payments	¥73,902	¥78,317

As of June 30, 2010, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years to Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Minimum lease payments	¥87,756	¥15,569	¥13,870	¥12,012	¥8,970	¥7,438	¥29,897

As of March 31, 2010, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years to Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Minimum lease payments	¥93,338	¥17,669	¥14,196	¥12,929	¥9,498	¥7,726	¥31,320

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura and its subsidiaries are involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve the matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingency”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on our consolidated results of operations or cash flows in a particular quarterly or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss Nomura may incur.

In April 2009, WestLB AG (“WestLB”) served proceedings on Nomura International Plc (“NIP”) and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, WestLB were entitled to receive approximately $22 million, which it claims to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

In January 2008, NIP was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998. The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The tax notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP intends vigorously to challenge this decision.

NIP is currently being challenged by the U.K. tax authorities with regard to the tax treatment of an offshore pension plan established for the employees of Nomura Employment Services (Isle of Man) Limited (“NES”). The U.K. tax authorities are seeking to recover approximately £22 million from NIP on the basis that NIP was the true employer of individuals participating in the offshore pension plan. We believe that the position taken by the U.K. tax authorities is erroneous. NIP has lodged the necessary appeals.

After the collapse of Lehman Brothers in September 2008, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. filed proofs of claim against the bankruptcy estates of Lehman Brothers Special Financing Inc. and Lehman Brothers Holdings Inc. (collectively, “Lehman Inc.”), in respect of swaps and other derivative transactions in the total amount of approximately U.S.$1 billion (“the Claims”). In April 2010, Lehman Inc. commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the Claims and, in the case of NSC and NIP, seeking to recover damages. The subsidiaries intend vigorously to contest these proceedings.

Nomura supports the position of its subsidiaries in each of these claims.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of guarantees, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its quarterly consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table contains information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of June 30, 2010:

	Millions of yen
	June 30, 2010		March 31, 2010
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,397,191	¥68,750,562	¥2,604,545	¥72,650,089
Standby letters of credit and other guarantees(2)	319	8,445	340	10,146

(1)	Credit derivatives are disclosed in Note 4. “Derivative instruments and hedging activities” and are excluded from above Derivative contracts.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of June 30, 2010 is ¥7,219 million and as of March 31, 2010 is ¥8,089 million.

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of June 30, 2010:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative contracts	¥3,397,191	¥68,750,562	¥27,444,873	¥12,879,323	¥5,151,531	¥23,274,835
Standby letters of credit and other guarantees	319	8,445	337	32	189	7,887

13. Segment and geographic information:

Operating segments—

In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manages its business. This realignment consisted of merging the Global Markets, Investment Banking and Merchant Banking segments and realigning its businesses into the Retail, Asset Management, and Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains (losses) on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, in accordance with the realignment in April 2010.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended June 30, 2009
Non-interest revenue	¥94,438	¥17,351	¥220,833	¥(37,202)	¥295,420
Net interest revenue	942	1,299	(9,113)	63	(6,809)

Net revenue	95,380	18,650	211,720	(37,139)	288,611
Non-interest expenses	67,521	13,521	158,458	27,438	266,938

Income (loss) before income taxes	¥27,859	¥5,129	¥53,262	¥(64,577)	¥21,673

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended June 30, 2010
Non-interest revenue	¥110,136	¥15,896	¥88,789	¥34,031	¥248,852
Net interest revenue	823	2,223	19,820	(1,301)	21,565

Net revenue	110,959	18,119	108,609	32,730	270,417
Non-interest expenses	73,216	13,220	149,755	17,163	253,354

Income (loss) before income taxes	¥37,743	¥4,899	¥(41,146)	¥15,567	¥17,063

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Net gain (loss) related to economic hedging transactions(1)	¥5,350	¥5,228
Realized gain (loss) on investments in equity securities held for operating purposes	53	250
Equity in earnings of affiliates	3,701	363
Corporate items	(24,896)	(2,486)
Other(1) (2)	(48,785)	12,212

Total	¥(64,577)	¥15,567

(1)	From the fourth quarter of the year ended March 31, 2010, net gain (loss) related to economic hedging transactions but not included in net gain (loss) on trading, which was previously classified as “Other”, is included in “Net gain (loss) related to economic hedging transactions” as well as net gain (loss) on trading related to economic hedging transactions. In addition, net gain (loss) on trading from the change in Nomura’s own creditworthiness in certain financial liabilities, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, is included in “Other”. Certain prior period amounts have been reclassified to conform to the current presentation.
(2)	Includes the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Net revenue	¥288,611	¥270,417
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(10,593)

Consolidated net revenue	¥298,359	¥259,824

Non-interest expenses	¥266,938	¥253,354
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥266,938	¥253,354

Income (loss) before income taxes	¥21,673	¥17,063
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(10,593)

Consolidated income (loss) before income taxes	¥31,421	¥6,470

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Net revenue(1):
Americas	¥22,178	¥31,714
Europe	83,556	59,549
Asia and Oceania	12,949	8,302

Sub-total	118,683	99,565
Japan	179,676	160,259

Consolidated	¥298,359	¥259,824

Income (loss) before income taxes:
Americas	¥(783)	¥(6,769)
Europe	(1,327)	(16,453)
Asia and Oceania	(5,591)	(5,293)

Sub-total	(7,701)	(28,515)
Japan	39,122	34,985

Consolidated	¥31,421	¥6,470

(1) There is no revenue derived from transactions with a single major external customer for the three months ended June 30, 2009 and 2010.

	Millions of yen
	June 30, 2010	March 31, 2010
Long-lived assets:
Americas	¥91,577	¥94,508
Europe	139,110	98,223
Asia and Oceania	29,883	32,871

Sub-total	260,570	225,602
Japan	266,269	269,449

Consolidated	¥526,839	¥495,051

2. Other

Not applicable.

[Translation]

Quarterly Review Report of Independent Accountants

August 14, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month period ended June 30, 2009 within the fiscal period from April 1, 2009 to March 31, 2010 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of June 30, 2009, and the consolidated results of their operations and their cash flows for the first quarter then ended (from April 1, 2009 to June 30, 2009) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

[Translation]

Quarterly Review Report of Independent Accountants

August 16, 2010

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month period ended June 30, 2010 within the fiscal period from April 1, 2010 to March 31, 2011 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of June 30, 2010, and the consolidated results of their operations and their cash flows for the first quarter then ended (from April 1, 2010 to June 30, 2010) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended June 30, 2010 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.